UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Conference Call Portuguese

Wednesday, August 10, 2005
2:30 PM (SP),
1:30 PM (US ET)
(55 11) 2101-1490
code: CPFL
*Webcast: http://ri.cpfl.com.br/

Conference Call English
Wednesday, August 10, 2005
4:00 PM (SP),
3:00 PM (US ET)
(1-973) 935-2403
code: CPFL or 6315558
*Webcast: http://ri.cpfl.com.br

APIMEC Meeting SP
August 16, 2005
Tuesday, 4:00 PM
Hotel Renaissance
Sala Amazônia
Al. Jaú, 1620, São Paulo
RSVP: (55 11) 3107-1571 or apimecsp@apimecsp.com.br

ABAMEC Meeting RJ
August 23, 2005
Tuesday, 5:00 PM
JW Marriott Hotel
Sala Javaé Av. Atlântica, 2600
Copacabana, Rio de Janeiro
RSVP: (55 21) 2509-9596 or secretaria@abamec.com

2Q05 Results
August 9, 2005

Bovespa: CPFE3 R$ 22.90/ share
NYSE: CPL US$ 29.75 / ADR (1 ADR = 3 shares)
Share Totals = 460.9 millions
Market Value: R$ 10.6 billion
Quotes on 08/09/05

CPFL ENERGIA ANNOUNCES NET INCOME OF
R$ 401 MILLION IN THE 1H05

São Paulo, August 09, 2005 – CPFL Energia S.A. (NYSE: CPL and Bovespa: CPFE3), today announced its results for the 2Q05 and for the 1H05. The financial and operating information herein is presented on a consolidated basis and in accordance with Brazilian Corporate Law, unless otherwise indicated. Comparisons refer to the 2Q04 and to the 1H04, unless otherwise indicated.

HIGHLIGHTS 1H05 AND 2Q05

  Net income of R$ 400.6 million in 1H05 and of R$ 235.0 million in 2Q05, representing increases of 220.9% and 71.8% respectively.

  Gross revenue of R$ 5.2 billion in 1H05 and of R$2.7 billion in 2Q05, representing increases of 13.3% and 12.5% respectively.

  EBITDA(1) added up to R$ 1,061.1 billion in 1H05 and R$ 554.2 million in 2Q05, representing increases of 25.1% and 29.7% respectively.

  Debt reduction of 15.5% and an improvement of the Group’s indebtedness profile in the last 12 months.

  Free float increase of 1.15%, due to the conversion of CPFL Geração into a full subsidiary of CPFL Energia and the total conversion of IFC’s loan into CPFL Energia’s shares

  Growth in electric energy sales of the CPFL Group by 5.58%(2) in 1H05 and by 6.35%(2) in 2Q05 and concession area demand by 7.6% in 1H05 and 7.4% in 2Q05.
  Operation license granted for UHE Barra Grande Plant and the beginning of reservoir filling.

___________________________________________
(1) The EBITDA is calculated from the sum of net income, taxes, financial results, depreciation/amortization and private pension fund, in addition to adjustments regarding the extraordinary item and non-recurring transactions.
(2) With calendar adjustments and CPFL Brasil’s bilateral contracts

Page. 1 de 28

PERFORMANCE OF ON’s SHARES / ADR’s IN THE PERIOD

The following table presents the ON’s shares and ADR’s valuation in the indicated periods, as well as their main comparative indexes in national and international markets.

Bovespa			NYSE

	Chg(%)			Chg(%)

Index			Indexes
	2Q05	1H05		2Q05	1H05
CPFE3	1.6	4.1	CPL	16.2	19.3
IBOV	(5.4)	(4.4)	DJIA	(2.2)	(4.7)
IEE	10.1	13.4	DJBR20	7.1	10.8

Sources: Broadcast / Economática

CPFL Energia have entered into “Dow Jones Brazil Titan 20 ADR”, an important reference index for Brazilian stocks traded in the international market, and indeed is part of the BOVESPA indexes of Corporate Governance (“IGC”) and in Tag Along (“ITAG”). Furthermore, CPFL Energia intends to enter into the IBX100 and the Electric Energy Index (“IEE”), in September 2005, which will contribute to increase the liquidity of the shares.

In the 2Q05, CPFL Energia´s shares increased its liquidity. The average volume negotiated increased from 4.6 million in April to 6.8 million in June 2005.

Page. 2 de 28

CORPORATE STRUCTURE OF CPFL ENERGIA

CPFL Energia is a holding Company which results rely directly on the results of its subsidiaries: CPFL Paulista (94.94%), CPFL Geração (100%) and CPFL Brasil (100%).

The following chart provides an overview of stakes held by CPFL Energia in its subsidiaries:

The following are the main events which contributed to the corporate structure of CPFL Energia:

Page. 3 de 28

• Conversion of the IFC’s loan into shares of CPFL Energia

CPFL Energia obtained a loan of US$ 40 million in June 2003 from IFC (International Finance Corporation) with the possibility to convert that loan into Company shares through the exercise of the Warrant.

In April 2005, the conversion was exercised in a US$ 10 million installment, and following in July 2005, the loan was liquidated through the conversion of the outstanding balance.

• CPFL Geração transformed into a wholly-owned subsidiary of CPFL Energia

In June 2005, CPFL Geração was converted into a wholly-owned subsidiary of CPFL Energia through the incorporation of CPFL Geração´s ordinary and preferred shares into the equity of CPFL Energia. The exchange ratio of this operation is for each block of 1,622 ordinary or preferred shares of CPFL Geração corresponds to one new common share issued by CPFL Energia.

These two transactions contributed to the 1.15% increase in the Company’s free float.

• Incorporation of CPFL Paulista and CPFL Piratininga

CPFL Energia intends to incorporate CPFL Piratininga into CPFL Paulista, and then CPFL Paulista into CPFL Energia, which will contribute to increase the free float.

DIVIDENDS AND INTEREST ON OWN CAPITAL

In 2005, CPFL Energy declared intermediate dividends, referring to 1H05, of R$ 440.6 million, which corresponds to 100% net income of the period. It is important to highlight that these value represents a dividend yield of 6.45%, for the last 12 months, as of the stock price on June 30, 2005.

Of that total, R$ 76.9 million refers to interest on capital and R$ 323.7 million corresponds to the distribution of dividends. For shares negotiated on the BOVESPA, the record date will be August 22nd. The payment referring to the dividend and the interest on capital will be performed during the 3Q05.

Page. 4 de 28

		Total Value	R$ per share
Approval	Type of Provision
		R$ million	Gross Value	Net Value
Jun-05	Interest on Own Capital (*)	76.9	0.168412266	0.143150426
Aug-05	Dividends	323.7	0.708677137	0.708677137
Total		400.6	0.877089403	0.851827563
(*) Income tax retained

Page. 5 de 28

MAIN ECONOMIC -FINANCIAL DATA – BY BUSINESS SEGMENT AND CONSOLIDATED

2Q05 VS. 2Q04

Economic - Financial Data (R$ thousand)	Distribution(*)			Commercialization			Generation			CPFL Energia (Consolidated)

	2Q05	2Q04	Chg.%	2Q05	2Q04	Chg.%	2Q05	2Q04	Chg.%	2Q05	2Q04	Chg.%
Gross Revenue	2,562,957	2,337,922	9.6	342,823	203,115	68.8	108,609	78,845	37.8	2,752,306	2,447,267	12.5
Net Revenue	1,779,629	1,638,738	8.6	297,274	177,655	67.3	98,289	74,865	31.3	1,937,406	1,734,610	11.7
Operating Results (EBIT)	333,903	295,802	12.9	56,868	30,408	87.0	78,430	59,837	31.1	467,272	379,595	23.1
EBITDA	422,570	344,043	22.8	57,273	30,408	88.3	87,800	67,574	29.9	554,232	427,234	29.7
Net Income	189,384	147,563	28.3	39,247	20,363	92.7	31,104	21,337	45.8	234,951	136,785	71.8
Total Assets	8,584,233	9,749,669	(12.0)	241,382	159,372	51.5	2,690,184	2,295,533	17.2	12,893,333	12,435,611	3.7
Shareholders' Equity	1,813,925	3,084,722	(41.2)	457	4	11,325.0	1,044,401	1,040,848	0.3	4,206,867	3,404,250	23.6

1H05 VS. 1H04

Economic Financial Data (R$ Thousand)	Distribution(*)			Commercialization			Generation			CPFL Energia (Consolidated)

	1H05	1H04	Chg.%	1H05	1H04	Chg.%	1H05	1H04	Chg.%	1H05	1H04	Chg.%
Gross Revenue	4,884,539	4,420,386	10.5	639,115	392,141	63.0	209,526	165,807	26.4	5,252,772	4,636,547	13.3
Net Revenue	3,415,121	3,087,027	10.6	553,539	347,034	59.5	189,573	156,317	21.3	3,722,317	3,280,206	13.5
Operating Results (EBIT)	621,464	411,087	51.2	114,126	76,218	49.7	152,481	126,573	20.5	884,655	602,783	46.8
EBITDA	798,883	648,293	23.2	114,531	76,218	50.3	169,458	142,604	18.8	1,061,122	848,162	25.1
Net Income	310,922	123,871	151.0	78,125	51,262	52.4	55,262	38,143	44.9	400,597	124,826	220.9
Total Assets	8,584,233	9,749,669	(12.0)	241,382	159,372	51.5	2,690,184	2,295,533	17.2	12,893,333	12,435,611	3.7
Shareholders' Equity	1,813,925	3,084,722	(41.2)	457	4	11,325.0	1,044,401	1,040,848	0.3	4,206,867	3,404,250	23.6

(*) Considering 100% of distribution business

Page. 6 de 28

MARKET

The energy sold by CPFL group through its distribution and commercialization activities for final clients totaled 9,443 GWh in the 2Q05 and 18,560 GWh in the 1H05, representing increases of 6.74% and 5.38% (without adjustments for the calendar year). This growth reflects the increase in the residential and commercial consumption, mainly due to the increase in employment and income as well as higher temperatures when compared to the previous period.

CPFL Brasil played a relevant role in the growth of energy sales of the group. In the 2Q05, CPFL conquered 12 new customers, including 6 industrial clients of CPFL Paulista and Piratininga that migrated to the free market and another 6 customers outside the concession area. Currently CPFL Brasil has 74 customers.

Sales by Company and Consumption Classes
Without Calendar Adjustments (*)

Sales GWh - 2Q05 e 1H05	Paulista		Piratininga		RGE		Brazil		CPFL Energia

Classes	2Q05	1H05	2Q05	1H05	2Q05	1H05	2H05	1H05	2Q05	1H05
Residential	1,377	2,702	587	1,181	243	486	-	-	2,207	4,369
Industrial	1,687	3,377	901	1,795	470	913	1,566	2,944	4,624	9,029
Commercial	852	1,690	353	709	139	281	8	13	1,352	2,693
Rural	233	428	42	83	146	316	-	-	421	827
Others	564	1,099	167	333	89	177	19	33	839	1,642
TOTAL	4,713	9,296	2,050	4,101	1,087	2,173	1,593	2,990	9,443	18,560
(*) Includes CPFL Brasil’s bilateral contracts within industrial class

Sales Comparison
Without Calendar Adjustments (*)

CPFL Energia Consolidated - GWh	2Q05	2Q04	Chg.%	1H05	1H04	Chg.%

Residential	2,207	2,045	7.92	4,369	4,130	5.79
Industrial	4,624	4,427	4.45	9,029	8,703	3.75
Commercial	1,352	1,198	12.85	2,693	2,446	10.10
Rural	421	380	10.79	826	757	9.11
Others	839	797	5.27	1,643	1,577	4.19

TOTAL	9,443	8,847	6.74	18,560	17,613	5.38
(*)Includes CPFL Brasil’s bilateral contracts within industrial class

Page. 7 de 28

Considering the same calendar year of 2005, which represented less days billed in the first quarter compared to the same period in 2004, the sales of electric energy of CPFL registered a growth of 6.35% in 2Q05 and 5.58% in 1H05 in which we can highlight the residential and commercial growth that were respectively 7.45% and 12.39% in 2Q05 and 6.07% and 10.37% in 1H05.

Comparison of Sales
Same Calendar Year

CPFL Energia Consolidated - GWh	2Q05	2Q04	Chg.%	1H05	1H04	Chg.%
Residential	2,206	2,053	7.45	4,369	4,119	6.07
Industrial *	4,624	4,444	4.05	9,029	8,692	3.88
Commercial	1,352	1,203	12.39	2,693	2,440	10.37
Rural	421	381	10.50	826	755	9.40
Others	840	798	5.26	1,643	1,573	4.45
TOTAL	9,443	8,879	6.35	18,560	17,579	5.58
(*) Includes CPFL Brasil’s bilateral contracts

It is worth emphasizing that the demand of concession area for the CPFL group distributors presented growth of 7.4% in the 2Q05 and 7.6% in the 1H05, higher than the respective growth of 5.8% and 6.4% in Brazil.

ECONOMIC AND FINANCIAL PERFORMANCE

Gross Revenues

Gross revenues reached R$ 2.7 billion in 1Q05 and R$ 5.2 billion in 1H05, representing a growth of 12.5% and 13.3% .

Page. 8 de 28

The main factors that contributed to this increase were:

i.	Total billed energy increase of 6.74% in 2Q05 and of 5.38% in 1H05;
ii.	The tariff readjustments of April 2005 in CPFL Paulista (18.76%1 ) and RGE (21.93%) and of October 2004 in CPFL Piratininga (14%);
iii.	The increase in revenues from the usage of distribution system (TUSD) of 108.2% in the 2Q05 and 129.9 % in the 1H05 totaling R$ 59.0 million and R$ 116.6 million respectively;
iv.	The increase in revenues coming from the energy supply from other agents by CPFL Geração and CPFL Brasil of 51.4% in the 2Q05 and of 38.3% in the 1H05.

The net income for this period totaled R$ 1.9 billion in the 2Q05 and R$ 3.7 billion in the 1H05, representing growth of 11.7% and 13.5% .

Cost of Energy Services

The cost of energy service, which includes acquired energy and system charges totaled R$ 1.006 billion in the 2Q05 and R$ 1.946 billion in the 1H05, respective increase of 1.1% and 5.3% .

The cost of acquired energy totaled R$ 818.3 million in the 2Q05 and R$ 1.552 billion in the 1H05, which corresponds to reductions of 0.5% and 0.4% respectively despite the 6.9% increase in the quantity of energy purchased in the 2Q05.

The charges for the use of the transmission and distribution system, increased by 8.7% in the 2Q05 and of 36.6% in the 1H05, totaling respectively R$ 187.6 million and R$ 393.7 million.

1 In Apr 08, 2005: 17.74% added to 1.01% readjustment by ANEEL in Jul/05

Page. 9 de 28

Operating Costs / Expenses

The operating costs and expenses totaled R$ 464.3 million in the 2Q05 and R$ 892 million in the 1H05, respective increases of 28.9% and 7.4% . The largest change in 2Q05 is basically due to non-recurring income from goodwill amortization registered in June 2004, backdated from January 2004.

Operating Expenses	2Q05	2Q04	Chg.%	1H05	1H04	Chg.%
R$ Thousand
Personal	76,282	74,271	2.7	151,803	148,747	2.1
Private Pension Fund	22,410	48,306	(53.6)	44,818	88,288	(49.2)
Material	12,254	10,552	16.1	21,609	18,476	17.0
Third Part Services	64,386	57,989	11.0	118,686	107,368	10.5
Depreciation and Amortization	75,734	65,925	14.9	150,082	132,754	13.1
Amortization of Merged Goodwill	2,037	(52,176)	(103.9)	4,074	39,035	(89.6)
Subventions CCC	96,985	63,842	51.9	173,648	122,411	41.9
Subventions CDE	65,109	47,138	38.1	125,627	80,020	57.0
Others	49,105	44,301	10.8	101,689	93,409	8.9
TOTAL	464,302	360,148	28.9	892,036	830,508	7.4

•   Manageable Costs– Personnel, Material, Third Party Services and Others

The manageable costs totaled R$ 202.0 million in 2Q05 and R$ 393.7 million in the 1H05, representing respective increases of 8.0% and 7.0% accounting for IGP-M index inflation, which was 7.12% in the 12 months prior to June 2005.

•   Private Pension Fund

The expenses related to the private pension fund, totaling respectively R$ 22.4 million in the 2Q05 and R$ 44.8 million in the 1H05, which were reduced by 53.6% and 49.2% respectively. The reduction reflects the adjustments made in the actuarial calculations due to a revision in the premises of mortality tables and expected income from the funds investments.

•   Amortization of Incorporated Goodwill

In the 2Q05, amortization of incorporated goodwill increased by R$ 54.2 million, coming from the atypical revenue of R$ 52.2 million registered in the 2Q04 due to longer terms for amortization accounted in June, and retroactive to January of that year.

The amortization of incorporated goodwill was R$ 4.1 million in 1H05 corresponding to a reduction of R$ 35 million or 89.6%, due to change in the amortization of goodwill curve of RGE and of CPFL Paulista combined with the constitution of the provision of amortization of goodwill acquisition, in accordance with the instructions of CVM.

Page. 10 de 28

•   CDE and CCC

These expenses refer to the contributions made by the electric energy market in developing initiatives to explore alternative energy sources.

The expenses of CDE totaled R$ 65.1 million in the 2Q05 and R$ 125.6 million in the 1H05, which represent respective increases of 38.1% and 57.0% while the expenses of CCC totaled R$ 97.0 million in the 2Q05 and R$ 173.6 million in the 1H05, registering increases of 51.9% and 41.9% compared to 2Q04 and 1H04. These increases are due to the amortizations of deferred amounts in 2004 and tariff readjustments of subsidiaries.

Service Results

The service results reached R$ 467.3 million in 2Q05 and R$ 884.6 million in 1H05, representing increases of 23.1% and 46.8%, respectively. This positive development is due to the following factors:

i.   Increase in Revenue:

  Increase in total energy billed;
  Tariff readjustments from the distributors;
  Increase in the TUSD revenue and;
  Increase in revenue coming from energy supply.

ii.   Control of Operational Costs:

  Change in the amortization curve and constitution of the provision for goodwill in CPFL Paulista;
  Change in the amortization curve of merged goodwill by the RGE;
  Reduction in expenses related to private pension funds; and
  Manageable expenses control.

EBITDA

Consolidated EBITDA of R$ 554.2 million in 2Q05 and R$ 1,061.1 million in 1H05, corresponded to an increase of 29.7% and 25.1% . The EBITDA is calculated from the sum of net income, taxes, financial results, depreciation/amortization and private pension fund, in addition to adjustments regarding the extraordinary item and eventual non-recurring transactions.

Page. 11 de 28

R$ Thousand	2Q05	2Q04	Chg.%	2H05	2H04	Chg.%
Net Income	234,951	136,785	71.8	400,597	124,826	220.9
+ Income Tax and Social Contribution	104,583	79,980	30.8	219,483	119,094	84.3
+ Depreciation & Amortization	77,771	13,749	465.6	154,156	171,789	(10.3)
+ Private Pension Fund	22,410	48,306	(53.6)	44,818	88,288	(49.2)
+ Net Financial Expenses	106,357	140,282	(24.2)	225,748	327,901	(31.2)
+ Extraordinary Item	8,160	8,132	0.3	16,320	16,264	0.3
EBITDA	554,232	427,234	29.7	1,061,122	848,162	25.1

Financial Results

The financial result, represented by a net financial expense of R$ 106.4 million in the 2Q05 and R$ 225.7 million in the 1H05, represented respective reductions of 24.2% and 31.2% . Such reduction is the result of lower financial expenses together with the increase of financial income.

The total financial expenses reached R$ 194.3 million in the 2Q05 and R$ 412.8 million in the 1H05, registering respective reductions of 23.6% and 17.7%, mainly due to the decrease in the balance, changes in the debt profile besides better macroeconomic indicators.

The financial revenues have presented an increase of 14% in the 2Q05 and 20.4% in the 1H05, as a result of the yield of financial applications as a result of the improved operational generation of cash and availabilities.

Net Income

The net income of R$ 235 million in 2Q05 and R$ 400.6 million in 1H05, a record for CPFL Energia’s semiannual net income, presented respective increases of 71.8% and 220.9% . This increase, as previously explained, is basically due to the increase of service results, coupled with better financial results.

INDEBTEDNESS

The balance of financial debt of the group was reduced by 15.5% in the end of 1H05, totaling R$ 4.8 billion, as shown in the table “Loans and Financing”.

Page. 12 de 28

In December 2004, BNDES approved CPFL Paulista and CPFL Piratininga compliance to the Electric System Expansion and Modernization Program (FINEM), corresponding to credits of R$ 241 million and R$ 89 million, respectively, both indexed in TJLP and six-year maturity. For CPFL Paulista the first installment was released in April 2005 amounting to R$ 89 million, while for CPFL Piratininga two installments in the amount of R$ 33.6 million and R$ 8.9 million, respectively, were released in March and June 2005.

Page. 13 de 28

Loans and Financing (R$ thousand)

	consolidated

	2Q05

	Charges	Principal		Total

		Short-term	Long-term

LOCAL CURRENCY
BNDES - Re-empowerment (a)	68	3,663	13,825	17,556
BNDES - Investment	4,546	51,882	908,496	964,924
BNDES - Regulatory Asset, Tranche “A” and Free Market (c)	2,995	186,652	508,738	698,385
BNDES - CVA and Resolution 116	1,518	152,195	23,551	177,264
FIDC (e)	28,498	64,802	41,468	134,768
BRPE (f)	-	20,484	5,585	26,069
Financial Institutions (g)	3,839	18,207	144,710	166,756
Others	514	23,529	110,900	134,943

Subtotal	41,978	521,414	1,757,273	2,320,665

FOREIGN CURRENCY
IFC (i)	3,195	14,102	56,409	73,706
Floating Rate Notes (j)	525	227,049	42,307	269,881
Trade Finance (k)	361	29,951	-	30,312
BID (l)	-	-	57,752	57,752
Financial Institutions (m)	1,347	12,461	95,768	109,576

Subtotal	5,428	283,563	252,236	541,227

DEBENTURES
CPFL Paulista	34,023	150,710	991,864	1,176,597
RGE	3,695	3,253	154,258	161,206
SEMESA	4,077	113,981	414,998	533,056
BAESA	0	0	52,176	52,176

Subtotal	41,795	267,944	1,613,296	1,923,035

TOTAL	89,201	1,072,921	3,622,805	4,784,927

In April 2004, ENERCAN, controlled by CPFL Geração, received R$ 57.7 million in loans from IBD – Inter-American Development Bank, destined to finance the UHE Campos Novos power plant, of the total amount of US$75million.

It is important to highlight that CPFL Paulista paid in June 50% of CDI indexed debentures, totaling R$150.7 million. In the same month, a R$52.9 million tranche of debentures of Semesa was paid.

Additionally, the entire debt of the holding was purged in July 2005, with the conversion of IFC loan into shares. In 1H04, debt of CPFL Energia was R$ 982 million.

Following the trend observed in previous periods, the lower nominal cost and longer terms to maturity reflect the improvement in debt profile. Such improvement can be observed in the breakdown of debt indexes, in which the exposure to the CDI fell from 41% in 1H04 to 24% in 1H05, yielding space for debts indexed by IGP and TJLP.

Simultaneously to the optimization of debt indexes breakdown, there was also a reduction in the of nominal cost debt from 19% in 1H04 to 15% in 1H05 and of a growth in average term of amortization from 5.2 years to 6.3 years in the same period.

Page. 14 de 28

The adjusted net debt in the end of 1H05 was R$ 3.8 billion. The adjusted net debt is calculated by the total debt (financial debt + private pension fund) excluding the regulatory assets and cash equivalents.

R$ Thousand	1H05	1H04
Total Debt (1)	(5,785,951)	(6,515,407)
+ Regulatories Assets and Liabilities	1,310,132	1,623,244
+ Cash and cash equivalents	705,219	591,169
= Adjusted Net Debt	(3,770,600)	(4,300,994)
(1) Financial Debt + Private Pension Fund (Fundação CESP)

CAPEX

In 1H05, the CPFL Group invested R$ 265 million in the maintenance and expansion of its business, of which R$ 136 million was invested during 2Q05.

CPFL Energia’s main investments in the last years have been as follows:

  Distribution Segment: Expansion in client base, with 35.6 thousand new clients added in 2Q05, as well as the modernization and maintenance of the electric system, aiming at guaranteeing the quality standards in electric energy supply, and the administrative and technological infra-structure to support operating processes of distribution companies;

  Commercialization Segment: Improvement of portfolio and risk management systems.

  Generation Segment: observance of the construction schedule of hydroelectric plants (UHEs), of which we can highlight the beginning of the filling of the reservoir of UHE Barra Grande in July 2005, with its operation expected for October 2005, and beginning of operations in Campos Novos, expected for January 2006.

Page. 15 de 28

Until 2008, CPFL Energia intends to invest R$ 2.7 billion, in all business segments, of which R$ 1.7 billion will be destined for the maintenance and expansion of the generation segment. This segment will add 1,093 MWh of capacity to the Group, in addition to near R$ 1,0 billion to be invested in maintenance and expansion of operations in the distribution of electric energy that will allow the addition of 600 thousand new clients.

BUSINESS PERFORMANCE

•   Distribution Segment

Gross Revenues

Gross revenues totaled R$ 2.6 billion in the 2Q05 and R$ 4.9 billion in the 1H05, corresponding to increases of 9.6% and 10.5%, respectively. Among the main factors that contributed to this performance, it is worth to mention the growth in residential and commercial classes, due to higher-than-average temperatures and better macroeconomic conditions such as better employment and higher wages in the period, allied to tariff readjustments of the distribution companies, increase in revenue through the use of the electric network (TUSD) 108.2% in the 2Q05 and 129.9% in the 1H05.

Moreover, reductions in commercial losses of CPFL Paulista and CPFL Piratininga – which reached 2.76% and 1.95% respectively – contributed to the additional gain of R$ 16 million in the 2Q05.

Page. 16 de 28

Revenue increase would have been higher if captive customers had not migrated to the free market, which stimulated the reduction in industrial sales by 18.12% in the 2Q05 and by 18.45% in the 1H05, thus contributing to the reduction in the total sales volume by 3.53% in the 2Q05 and by 4.70% in the 1H05.

It is also important to note that considering the energy sold to our free customers, industrial class sales growth would be 5.37% in 2Q05 and 5.91% in 1H05.

Comparison of Sales
Without Calendar Adjustments

Distribution Segment - GWh	2Q05	2Q04	Chg.%	1H05	1H04	Chg.%
Residential	2,206	2,038	8.19	4,368	4,129	5.79
Industrial	3,059	3,736	(18.12)	6,085	7,462	(18.45)
Commercial	1,344	1,200	12.00	2,680	2,437	9.97
Rural	420	376	11.70	826	757	9.11
Others	819	784	4.46	1,609	1,551	3.74
TOTAL	7,847	8,134	(3.53)	15,568	16,336	(4.70)

Considering the calendar adjustment, energy sales of distribution segment would decrease by 4.06% in 2Q05 and by 4.48% in 1H05.

Comparison of Sales
Same Calendar Year

Distribution Segment - GWh	2Q05	2Q04	Chg.%	1H05	1H04	Chg.%
Residential	2,206	2,053	7.45	4,369	4,119	6.07
Industrial	3,058	3,764	(18.76)	6,085	7,450	(18.32)
Commercial	1,344	1,198	12.19	2,680	2,430	10.29
Rural	421	381	10.50	826	755	9.40
others	821	786	4.45	1,610	1,546	4.14
TOTAL	7,850	8,182	(4.06)	15,570	16,300	(4.48)

For the distribution segment, the migration of customers to the free market has less impact on the results, since the losses are offset by the increase in TUSD revenue, which was 108.4% in 2Q05 and 129.9% in 1H05, respectively.

It is important to emphasize that most customers who migrated to the free market were conquered by CPFL Brasil, thus keeping these customers within CPFL’s Group.

EBITDA

EBITDA in distribution segment reached R$ 422.6 million in 2Q05 and R$ 798.9 million in 1H05, a 22.8% and 23.2% growth, respectively. This increase is mainly a result of the

Page. 17 de 28

increase in revenue coming from electric energy supply, tariff readjustments and TUSD; as well as the control of manageable expenses and the reduction of expenses with private pension plans.

Net Income

Distribution segment net consolidated income peaked to R$ 189.4 million in 2Q05 and R$ 310.9 million in 1H05, representing a 28.3% and 151.0% growth, respectively.

This increase is mainly due to the EBITDA increase and the reduction of net financial expenses.

Economic Financial Data	Paulista(*)			Piratininga(*)			RGE(*)

R$ Thousand	2Q05	2Q04	Chg.%	2Q05	2Q04	Chg.%	2Q05	2Q04	Chg.%
Gross Revenue	1,525,553	1,295,933	17.7	668,037	706,807	(5.5)	550,730	499,760	10.2
EBITDA	316,261	265,150	19.3	121,536	106,924	13.7	62,359	65,072	(4.2)
Net Income	189,384	147,563	28.3	61,406	52,056	18.0	9,411	21,671	(56.6)

Economic Financial Data	Paulista(*)			Piratininga(*)			RGE(*)

R$ Thousand	1H05	1H04	Chg.%	1H05	1H04	Chg.%	1H05	1H04	Chg.%
Gross Revenue	2,856,744	2,459,399	16.2	1,327,793	1,335,906	(0.6)	1,043,711	932,003	12.0
EBITDA	585,249	439,921	33.0	235,363	198,092	18.8	135,806	115,107	18.0
Net Income	310,922	123,871	151.0	114,432	87,349	31.0	27,772	9,758	184.6

(*) Considering 100% stake in Distribution Companies

•   Commercialization Segment - CPFL Brasil

Gross Revenue

The gross revenue of CPFL Brasil totaled R$ 342.8 million in the 2Q05 and R$ 639.1 million in the 1H05, increasing respectively by 68.8% and 63.0% .

That increase basically reflects strong positioning of CPFL Brasil, that retained 6 from a total of 8 free customers who migrated from CPFL Paulista and CPFL Piratininga, indeed conquered 6 new customers outside the concession area, totaling 74 free customers.

Page. 18 de 28

Sales Comparison for Final Customers - CPFL Brasil

Commercialization Segment - GWh	2Q05	2Q04	Chg.%	1H05	1H04	Chg.%
Residential	-	-	-	-	-	-
Industrial (*)	1,566	680	130.46	2,944	1,242	137.08
Commercial	8	5	69.45	13	10	35.51
Rural	-	-	-	-	-	-
Others	19	13	49.47	33	27	24.61
TOTAL	1,593	697	128.58	2,990	1,278	133.96
(*) Includes Bilateral Contracts

EBITDA

The EBITDA of CPFL Brasil reached R$ 57.3 million in the 1Q05, 88.3% increase compared to the R$ 30.4 million in the 1Q04, which is mainly due to the increase in the sales of electric energy, and value added services offering. In the 1H05, the EBITDA reached R$ 114.5, a 50.3% increase.

Net Income

The net income of CPFL Brasil totaled R$ 39.2 million in the 2Q05 and R$ 78.1 million in the 1H05, a growth of 92.7% and 52.4%, respectively. That increase comes from the growth in operations of energy commercialization.

Page. 19 de 28

•   Generation Segment– CPFL Geração

Gross Revenues

The gross revenue registered an increase of R$ 29.8 million in the 2Q05 and R$ 43.7 million in the 1H05, 37.8% and 26.4% growth, respectively. Such growth is mainly due to the beginning of operations of the UHE Monte Claro plant, which resulted in an increment of 87 GWh in the 2Q05, generating R$ 9.6 million in revenues. In the 1H05, the revenue generated through the Monte Claro Plant was 18.6 million.

Furthermore, in the 2Q05, CPFL Centrais Elétricas sold additional energy of 71 GWh, as well as energy supply tariff readjustments in SEMESA and CPFL Centrais Elétricas.

EBITDA

EBITDA of CPFL Geração’s totaled R$ 87.8 million in the 2Q05 and R$ 169.5 million in the 1H05, representing increase of 29.8% and 18.8%, respectively. This increase is basically due to the increase in revenues coming from energy sales. It is worth to point out that the commencement of UHE Monte Claro Plant operations generated an EBITDA of R$ 7 million in the 2Q05 and R$ 13.3 million in the 1H05.

Net Income

The net income in the generation segment totaled R$ 31.1 million in the 2Q05 and R$ 55.3 million in the 1H05, corresponding to increase of 45.8% and 44.9%, respectively, which is basically due to the increase in revenues and the maintenance of operating expenses.

Page. 20 de 28

Relevant Events Related to Projects

  Operation license granted for the UHE Barra Grande Power Plant in July 2005, and the beginning of filling of the reservoir, in line with the timetable which forecasts the commencement of the commercial operations in October 2005, which will add 173 MW to the installed capacity of CPFL Geração.
  Operation License expected for UHE Campos Novos Power Plant in the second half of 2005, together with the beginning of the filling of the reservoir, and commercial operation planned for January 2006.

It is also important to highlight that the conclusion of the Group’s generation projects are all within the defined construction and financial timetables, and that all projects have environmental licenses, arranged financing sources (Foz do Chapecó already in compliance with BNDES) and PPA’s signed.

IR Team:

José Antonio de Almeida Filippo – IROfficer
Vitor Fagá de Almeida – IR Manager	E-mail:	Phone: (55 19) 3756-6083
Adriana M. Sarinho Ribeiro	ri@cpfl.com.br	Fax: (55 19) 3756-6089
Alessandra Munhoz Andretta
Luis Fernando Castro de Abreu
Sílvia Emanoele P. de Paula
Vitor Fagali de Souza

ri.cpfl.com.br

CPFL Energia is one of the largest private companies in the distribution, generation and commercialization of electric energy in Brazil. CPFL is the only private company in the Brazilian electric energy sector that adopted the best corporate governance practices BOVESPA - Novo Mercado and also has a Level-3 ADR in NYSE - New York Stock Exchange. Our strategy is focused on the improvement of operations efficiency, on the conclusion of current generation projects and pursuing new ones, on the strengthening of the commercialization business, developing new value-added products and services, and on strategically positioning the company to benefit from the sector consolidation, taking advantage of our experience in integrating and restructuring other operations.

Page. 21 de 28

CPFL Energia S.A.
Balance Sheets as of June 30, 2005 and March 31, 2005
(Stated in thousands of Brazilian Reais)

	Parent Company		Consolidated

ASSETS	June 30, 2005	March 31,2005	June 30, 2005	March 31,2005

CURRENT ASSETS
Cash and Cash Equivalents (note 4)	228,597	330,964	705,219	967,898
Consumers, Concessionaires and Licensees (note 5)	-	-	1,712,083	1,613,304
Dividends and Interest on Equity	444,994	243,424	-	-
Other Receivable (note 6)	2	115	61,369	69,845
Securities (note 8)	19,451	-	19,451	-
Recoverable Taxes (note 9)	61,449	44,473	290,135	188,953
Allowance for Doubtful Accounts (note 6)	-	-	(53,459)	(47,550)
Inventories	-	-	8,245	8,043
Deferred Costs Variations (note 10)	-	-	431,998	521,490
Prepaid Expenses	-	-	47,936	9,754
Other (note 12)	-	-	130,153	135,303

	754,493	618,976	3,353,130	3,467,040

NONCURRENT ASSETS
Consumers, Concessionaires and Licensees (note 5)	-	-	496,374	579,957
Due from Related Parties (note 13)	43,329	-	-	-
Other Receivable (note 6)	-	-	99,445	112,153
Scrow Deposits (note 22)	-	-	188,375	165,043
Securities (note 8)	109,209	-	110,059	850
Recoverable Taxes (note 9)	-	-	65,281	45,993
Deferred Tax Credits (note 11)	-	-	1,017,109	1,033,691
Deferred Costs Variations (note 10)	-	-	567,108	524,537
Prepaid Expenses	-	-	20,035	62,666
Other (note 12)	-	-	136,565	124,923

	152,538	-	2,700,351	2,649,813

PERMANENT ASSETS
Investiments (note 14)	3,814,991	3,918,898	2,824,587	2,804,359
Property,Plant and Equipment (note 15)	-	-	4,586,959	4,518,980
Special Obligation linked to the Concession (note 15)	-	-	(613,427)	(603,638)
Deferred Charges (note 16)	154	96	41,733	42,015

	3,815,145	3,918,994	6,839,852	6,761,716

TOTAL ASSETS	4,722,176	4,537,970	12,893,333	12,878,569

Page. 22 de 28

CPFL Energia S.A.
Balance Sheets as of June 30, 2005 and March 31, 2005
(Stated in thousands of Brazilian Reais)

	Parent Company		Consolidated

LIABILITIES	June 30, 2005	March 31,2005	June 30, 2005	March 31,2005

CURRENT LIABILITIES
Suppliers (note 19)	2,296	3,886	652,827	636,222
Payroll	3	-	3,377	3,392
Interst on Debts (note 17)	3,195	1,755	47,406	50,374
Interest on Debentures (note 18)	-	-	41,795	147,446
Loans and Financing (note 17)	14,102	21,330	804,977	934,357
Debentures (note 18)	-	-	267,944	258,435
Employee Pension Plans (note 21)	-	-	95,080	108,555
Regulatory Charges	-	-	67,739	66,430
Taxes and Social Contributions Payable (note 20)	19,485	628	523,742	398,414
Profit Sharing	-	13	7,627	15,331
Dividends and Interest on Equity	389,059	140,147	413,765	155,840
Consumers, Concessionaires and Licensees	-	58	-	-
Accrued Liabilities	10	8	32,661	24,548
Deferred Gains Variations (note 10)	-	-	194,797	164,135
Derivativs Contracts	7,398	5,581	65,034	47,375
Other (note 23)	2	2	211,615	197,925

	435,550	173,408	3,430,386	3,208,779

LONG-TERM LIABILITIES
Suppliers (note 19)	-	-	219,340	240,377
Loans and Financing (note 17)	56,409	85,318	2,009,509	2,056,383
Debentures (note 18)	-	-	1,613,296	1,659,192
Employee Pension Plans (note 21)	-	-	805,827	787,378
Taxes and Social Contributions Payable (note 20)	-	-	64,097	80,759
Reserve for Contingencies (note 22)	-	-	343,439	323,107
Deferred Gains Variations (note 10)	-	-	14,360	20,560
Derivativs Contracts	23,350	17,616	35,083	32,577
Other (note 23)	-	-	46,175	62,565

	79,759	102,934	5,151,126	5,262,898
NON-CONTROLLING SHAREHOLDERS'
INTEREST	-	-	104,954	145,264

SHAREHOLDERS' EQUITY (note 24)
Capital	4,192,921	4,082,036	4,192,921	4,082,036
Revenue Reserves	13,946	13,946	13,946	13,946
Accumulated Gains	-	165,646	-	165,646

	4,206,867	4,261,628	4,206,867	4,261,628

TOTAL LIABILITIES	4,722,176	4,537,970	12,893,333	12,878,569

Page. 23 de 28

CPFL Energia S.A.
Income Statements for the Fiscal Quarters ended June 30, 2005 and 2004 and March 31, 2005 and 2004
(Stated in thousands of Brazilian Reais,except income (loss) net per thousand shares)

	Consolidated

	2005		2004

	2. Quarter	1. Half	2 Quarter	1. Half

OPERATING REVENUE (note 25)
Electricity Sales to Final Consumers	2,500,222	4,772,839	2,295,352	4,342,241
Electricity Sales to Distributors	109,839	214,213	72,571	154,871
Other Operating Revenues	142,245	265,720	79,344	139,435

	2,752,306	5,252,772	2,447,267	4,636,547
DEDUCTIONS FROM OPERATING REVENUES
ICMS	(482,627)	(915,737)	(406,393)	(776,117)
PIS	(45,830)	(81,714)	(37,518)	(73,716)
COFINS	(207,006)	(371,682)	(169,584)	(296,822)
ISS	(163)	(324)	(152)	(239)
Global Reversal Reserve - RGR	(9,848)	(20,635)	(11,156)	(23,163)
Emergency Charges (ECE/EAEE)	(69,426)	(140,363)	(87,854)	(186,284)

	(814,900)	(1,530,455)	(712,657)	(1,356,341)

NET OPERATING REVENUE	1,937,406	3,722,317	1,734,610	3,280,206
COST OF THE ELECTRIC ENERGY SERVICE
Cost of electric energy (note 26)
Electricity Purchased for Resale	(818,265)	(1,551,881)	(822,391)	(1,558,613)
Electricity Network Usage Charges	(187,567)	(393,745)	(172,476)	(288,302)

	(1,005,832)	(1,945,626)	(994,867)	(1,846,915)
Operating Cost
Payroll	(50,829)	(98,924)	(48,818)	(97,329)
Employee Pension Plans	(22,218)	(44,431)	(47,654)	(86,907)
Material	(9,235)	(16,805)	(7,023)	(13,208)
Outsourced Services	(26,591)	(47,406)	(18,729)	(36,201)
Depreciation and Amortization	(67,739)	(134,139)	(59,726)	(120,736)
Fuel Consumption Account - CCC	(96,985)	(173,648)	(63,842)	(122,411)
Energy Development Account - CDE	(65,109)	(125,627)	(47,138)	(80,020)
Other Operating Costs	(4,795)	(6,640)	(1,009)	(2,533)

	(343,501)	(647,620)	(293,939)	(559,345)
Cost of Services Provided by Thrird Parties	(2,503)	(3,565)	(2,969)	(4,209)
GROSS OPERATING INCOME	585,570	1,125,506	442,835	869,737
OPERATING EXPENSES
Selling Expenses (note 27)	(49,600)	(93,438)	(43,927)	(83,736)
General and Administrative Expenses (note 27)	(56,302)	(123,827)	(65,710)	(133,011)
Other Operating Expenses (note 27)	(10,359)	(19,512)	(5,779)	(11,172)
Amortizacion of Merged Goodwill	(2,037)	(4,074)	52,176	(39,035)

	(118,298)	(240,851)	(63,240)	(266,954)

INCOME FROM ELECTRIC UTILITY SERVICE	467,272	884,655	379,595	602,783

EQUITY IN SUBSIDIARIES	-	-	-	-
FINANCIAL INCOME (EXPENSES) RESULT (note 28)
Financial Income	117,081	244,528	102,677	203,076
Revenue of Interest on Equity	-	-	-	-
Financial Expenses	(194,322)	(412,798)	(254,460)	(501,459)
Expense of Interest on Equity	(81,256)	(81,256)	(3,180)	(3,180)
Goodwill Amortization	(29,116)	(57,478)	11,501	(29,518)

	(187,613)	(307,004)	(143,462)	(331,081)

OPERATING INCOME	279,659	577,651	236,133	271,702

Page. 24 de 28

CPFL Energia S.A.
Income Statements for the Fiscal Quarters ended June 30, 2005 and 2004 and March 31, 2005 and 2004
(Stated in thousands of Brazilian Reais,except income (loss) net per thousand shares)

	Consolidated

	2005		2004

	2. Quarter	1. Half	2 Quarter	1. Half

NONOPERATING INCOME (EXPENSES)
Nonoperating Income	3,151	3,528	550	3,016
Nonoperating Expenses	(4,309)	(5,725)	(5,463)	(7,761)

	(1,158)	(2,197)	(4,913)	(4,745)

INCOME (LOSS) BEFORE TAXES AND
EXTRAORDINARY ITEM	278,501	575,454	231,220	266,957
Social Contribution	(27,458)	(53,119)	(21,173)	(34,793)
Deferred Social Contribution	80	(4,778)	(1,127)	3,570
Income Tax	(70,794)	(140,242)	(53,575)	(92,778)
Deferred Income Tax	(6,411)	(21,344)	(4,105)	4,907

INCOME (LOSS) BEFORE EXTRAORDINARY ITEM AND
NON-CONTROLLING SHAREHOLDERS' INTEREST	173,918	355,971	151,240	147,863

Extraordinary Item net of Tax Effects	(8,160)	(16,320)	(8,132)	(16,264)

INCOME (LOSS) BEFORE NON-CONTROLLING
SHAREHOLDERS' INTEREST	165,758	339,651	143,108	131,599

Non-controlling shareholders' interest	(12,063)	(20,310)	(9,503)	(9,953)

INCOME (LOSS) BEFORE REVERSAL
OF INTEREST ON EQUITY	153,695	319,341	133,605	121,646

Reversal of Interest on Equity	81,256	81,256	3,180	3,180

INCOME (LOSS) FOR THE YEAR	234,951	400,597	136,785	124,826

NET INCOME (LOSS) PER THOUSAND
SHARES - R$	518.58	884.19	33.21	30.31

Page. 25 de 28

COMPANHIA PAULISTA DE FORÇA E LUZ
Income Statements for the Fiscal Quarters ended June 30, 2005 and 2004 and March 31, 2005 and 2004
(Stated in thousands of Brazilian Reais,exceptt income (loss) net per thousand shares)

	Consolidado

	2005		2004

	2. Quarter	1. Half	2. Quarter	1. Half

OPERATING REVENUES (note 24)
Electricity Sales to Final Consumers	2,413,175	4,608,324	2,254,945	4,269,955
Energy Sales to Distributers	10,361	16,235	5,129	13,716
Other	139,421	259,980	77,848	136,715

	2,562,957	4,884,539	2,337,922	4,420,386

DEDUCTIONS FROM OPERATING REVENUES
ICMS	(468,836)	(889,358)	(399,762)	(764,626)
PIS	(42,723)	(75,704)	(36,428)	(71,195)
COFINS	(192,699)	(343,998)	(164,614)	(289,258)
ISS	(70)	(153)	(87)	(139)
Global Reversal Reserve - RGR	(9,574)	(19,842)	(10,439)	(21,857)
Emergency Charges (ECE/EAEE)	(69,426)	(140,363)	(87,854)	(186,284)

	(783,328)	(1,469,418)	(699,184)	(1,333,359)

NET OPERATING REVENUE	1,779,629	3,415,121	1,638,738	3,087,027

ELECTRIC UTILITY SERVICE COSTS (note 25)
Electricity Costs
Electricity Purchased for Resale	(820,874)	(1,558,529)	(835,030)	(1,603,323)
Electricity Network Usage Charges	(187,137)	(392,491)	(172,632)	(287,941)

	(1,008,011)	(1,951,020)	(1,007,662)	(1,891,264)

Operating Cost
Personnel	(49,408)	(95,997)	(47,767)	(95,293)
Private Pension Plans	(22,116)	(44,231)	(47,654)	(86,907)
Materials	(8,774)	(15,986)	(6,748)	(12,549)
Outside Services	(22,010)	(39,400)	(15,438)	(30,263)
Depreciation and Amortization	(58,776)	(117,928)	(52,672)	(106,609)
Fuel Usage Quota - CCC	(96,985)	(173,648)	(63,899)	(122,411)
Energy Development Account - CDE	(65,109)	(125,627)	(47,026)	(79,908)
Other	(3,659)	(5,292)	(791)	(2,148)

	(326,837)	(618,109)	(281,995)	(536,088)

Cost of Services Provided by Third Parties	(2,503)	(3,565)	(2,968)	(4,209)

GROSS PROFIT	442,278	842,427	346,113	655,466

OPERATING EXPENSES
Selling (note 26)	(46,932)	(87,446)	(42,338)	(80,675)
General and Administrative(note 26)	(49,444)	(110,716)	(54,724)	(114,189)
Other (note 26)	(9,962)	(18,727)	(5,425)	(10,480)
Amortization of Goodwill from Merger	(2,037)	(4,074)	52,176	(39,035)

	(108,375)	(220,963)	(50,311)	(244,379)

INCOME FROM ELECTRIC UTILITY SERVICE	333,903	621,464	295,802	411,087

EQUITY IN SUBSIDIARIES	-	-	-	-

FINANCIAL INCOME (EXPENSES) RESULT (note 27)
Financial Income	98,633	211,903	96,036	185,770
Financial Expenses	(157,972)	(340,060)	(183,076)	(361,732)
Goodwill Amortization on Investments	(8,955)	(17,913)	12,792	(17,547)
Interest on Own Capital	(84,609)	(84,609)	(55,290)	(55,290)

	(152,903)	(230,679)	(129,538)	(248,799)

INCOME FROM OPERATIONS	181,000	390,785	166,264	162,288

NONOPERATING INCOME (EXPENSES)
Nonoperating Income	3,067	3,444	517	2,513
Nonoperating Expenses	(3,651)	(5,067)	(5,227)	(7,525)

	(584)	(1,623)	(4,710)	(5,012)

INCOME (LOSS) BEFORE TAXES AND
EXTRAORDINARY ITEM	180,416	389,162	161,554	157,276
Social Contribution	(17,656)	(33,473)	(15,825)	(21,149)
Deferred Social Contribution Tax	80	(4,778)	(1,123)	2,196
Income Tax	(42,595)	(84,744)	(38,801)	(55,074)
Deferred Income Tax	(5,801)	(20,734)	(4,106)	3,750
EXTRAORDINARY ITEM NET OF
TAX EFFECTS (note 19)	(8,079)	(16,157)	(8,079)	(16,157)

INCOME (LOSS) BEFORE MINORITY
INTEREST	106,365	229,276	93,620	70,842
Minority interest	(1,590)	(2,963)	(1,347)	(2,261)

INCOME (LOSS) BEFORE REVERSAL
OF INTEREST ON CAPITAL	104,775	226,313	92,273	68,581

Reversal of Interest on Capital	84,609	84,609	55,290	55,290

INCOME (LOSS) FOR THE YEAR	189,384	310,922	147,563	123,871

NET INCOME (LOSS) PER THOUSAND SHARES - R$	5.64	9.25

Page. 26 de 28

CPFL Geração de Energia S.A.
Statement of Operations for the Quarters and Semesters Ended June 30, 2005 and 2004
(In thousands of Brazilian Reais)

	Consolidated

	2005		2004

	2nd Quarter	1st Semester	2nd Quarter	1st Semester

OPERATING REVENUES
Energy sales to final consumers / distributors	107,680	207,693	78,632	165,405
Other	929	1,833	213	402

	108,609	209,526	78,845	165,807
DEDUCTIONS FROM OPERATING REVENUES
PIS (tax on revenue)	(1,785)	(3,402)	(584)	(1,689)
COFINS (tax on revenue)	(8,214)	(15,666)	(2,665)	(6,475)
ISS (service tax)	(47)	(92)	(14)	(20)
Global Reversion Quota	(274)	(793)	(717)	(1,306)

	(10,320)	(19,953)	(3,980)	(9,490)

NET OPERATING REVENUES	98,289	189,573	74,865	156,317

ELECTRIC UTILITY SERVICE COSTS
Electricity Costs
Electricity purchased for resale	(1,375)	(2,605)	(554)	(2,298)
Electricity network usage charges	(403)	(819)	(65)	(133)

	(1,778)	(3,424)	(619)	(2,431)
Operating Costs
Personnel	(1,421)	(2,927)	(1,103)	120
Private pension plans	(102)	(200)	52	-
Materials	(115)	(208)	(255)	(475)
Outside services	(1,448)	(2,719)	(939)	(1,866)
Depreciation and amortization	(8,963)	(16,211)	(7,054)	(14,127)
Other	(1,136)	(1,348)	(218)	(385)

	(13,185)	(23,613)	(9,517)	(18,888)

GROSS PROFIT	83,326	162,536	64,729	134,998

OPERATING EXPENSES
Selling	3	(2)	(3)	(5)
General and Administrative	(4,502)	(9,268)	(4,535)	(7,728)
Other	(397)	(785)	(354)	(692)

	(4,896)	(10,055)	(4,892)	(8,425)

INCOME (LOSS) FROM ELECTRIC UTILITY SERVICE	78,430	152,481	59,837	126,573

FINANCIAL INCOME
Financial income	2,959	5,130	2,939	5,733
Financial expenses	(32,608)	(67,911)	(31,758)	(72,120)
Interest on capital	-	-	-	-

	(29,649)	(62,781)	(28,819)	(66,387)
EQUITY IN SUBSIDIARIES	-	-	-	-

Semesa S.A.	-	-	-	-
CPFL Centrais Elétricas S.A.	-	-	-	-
Ceran	-	-	-	-

INCOME FROM OPERATIONS	48,781	89,700	31,018	60,186

NONOPERATING INCOME	53	53	-	470

Nonoperating income	53	53	-	470
Nonoperating expense	-	-	-	-

INCOME BEFORE TAXES ON INCOME	48,834	89,753	31,018	60,656

Social contribution tax	(4,250)	(8,675)	(2,568)	(5,274)
Income tax	(13,399)	(25,653)	(7,060)	(17,132)
INCOME BEFORE EXTRAORDINARY ITEM	31,185	55,425	21,390	38,250

Extraordinary item, net of tax effects	(81)	(163)	(53)	(107)
INCOME BEFORE REVERSAL OF INTEREST ON CAPITAL	31,104	55,262	21,337	38,143

Reversal of interest on capital	-	-	-	-

NET INCOME (LOSS)	31,104	55,262	21,337	38,143

Page. 27 de 28

FORWARD-LOOKING STATEMENT DISCLAIMER

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of CPFL Energia and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward- looking statements.

 Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in CPFL Energia’s reports filed with the United States Securities and Exchange Commission. Although CPFL Energia believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to CPFL Energia’s management, CPFL Energia cannot guarantee future results or events. CPFL Energia expressly disclaims a duty to update any of the forward-looking statement.

Page. 28 de 28

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2005

CPFL ENERGIA S.A.

By: /S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: José Antonio de Almeida Filippo Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.